Exhibit 99.3

Hydrogenics Corporation

Annual Information Form

For the Fiscal Year Ended December 31, 2018

March 19, 2019

In this Annual Information Form, the terms “Company,” “Hydrogenics,” “our,” “us” and “we” refer to Hydrogenics Corporation and, as applicable, its subsidiaries. All references to dollar amounts are in United States dollars unless otherwise indicated. Information contained on our website is not part of this annual information form. Hydrogenics and the names of Hydrogenics’ products referenced herein are either trademarks or registered trademarks of Hydrogenics. Other product and company names mentioned herein may be trademarks and/or service marks of their respective owners.

1.       Forward-Looking Statements

Certain statements contained in the “Description of our Business”, including: “Industry Trends,” “Our Strategy,” “Research and Product Development,” “Intellectual Property,” “Manufacturing” and “Risk Factors” sections of this Annual Information Form constitute forward-looking statements and other statements concerning our objectives and strategies and management’s beliefs, plans, estimates and intentions about our future results, levels of activity, performance, goals or achievements and other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates,” “believes,” “projects,” “continue,” “could,” “estimates,” “expects,” “intends,” “seeks,” “may,” “plans,” “potential,” “predicts,” “should,” “strategy” or “will,” or the negative or other variations of these words, or other comparable words or phrases. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events. Our ability to successfully execute our business plan, which includes an increase in revenue, obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liquidity, will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of the Nasdaq Global Market could adversely affect our common share price and ability to raise additional funds. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: our inability to execute our business plan, inability to implement our business strategy or to grow our business and its impact on our business, results of operations and consolidated financial condition; inability to address a slow return to economic growth; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to manage cyber security threats to our information technology infrastructure and systems; failure to meet rules regarding passive foreign investment companies; failure to maintain the requirements for continued listing on Nasdaq; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors and other risk factors described in this annual information form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements. In addition, readers are encouraged to read the section entitled “Risk Factors” in this annual information form for a broader discussion of the factors that could affect our future performance.

These forward-looking statements are made as of the date of the annual information form and we assume no obligation to update or revise them to reflect new events or circumstances, except as required by applicable law.

2.       Corporate Structure

We were incorporated on June 10, 2009 under the Canada Business Corporations Act, under the name “7188501 Canada Inc.” We changed our name to “Hydrogenics Corporation-Corporation Hydrogenique” on October 27, 2009 in connection with the transaction involving Algonquin Power Income Fund (“APIF”), as described further below under “APIF Transaction.”

Old Hydrogenics was founded in 1988 under the name “Traduction Militech Translation Inc.” It subsequently changed its name to “Société Hydrogenique Incorporée-Hydrogenics Corporation Incorporated”. From 1990 to August 1995, Société Hydrogenique Incorporée-Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business, and in 2000, changed our name to Hydrogenics Corporation - Corporation Hydrogenique. Until October 27, 2009, we were a wholly owned subsidiary of Old Hydrogenics.

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Our principal executive offices are located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6. Our telephone number is (905) 361-3660. Our agent for service in the United States for any actions relating to our common shares is CT Corporation System, 28 Liberty St., New York, New York 10005, (212) 894-8400.

We maintain operations in Belgium, Canada and Germany with a satellite office in the United States and branch offices in Russia and Indonesia. As of March 19, 2019, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation
Hydrogenics Europe NV	Belgium
Hydrogenics GmbH	Germany

In 2014 we invested into and hold a 49% interest in Kolon-Hydrogenics, a joint venture incorporated in South Korea. Kolon-Hydrogenics Co. Ltd owns 100% of Kolon Hydrogenics Power Co. Ltd, an incorporated Korean company whose focus is on renewable energy opportunities. In June 2018, we commenced discussions with Kolon Water & Energy Co. Ltd. to dissolve the joint arrangement. The dissolution of the joint venture is expected in 2019.

In 2017 we invested into and hold a 49% interest in 2562961 Ontario Ltd, a joint venture incorporated in Canada with Enbridge Gas Distribution. The joint venture was formed to develop, construct, own and operate a 2.5 megawatt (‘MW”) Power-to-Gas energy storage facility project. The project was commissioned into service in May 2018.

3.       Description of Our Business

Overview

Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for industrial gas, hydrogen fueling and renewable energy storage markets; and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers (“OEMs”), systems integrators and end users, including backup power, and motive applications, such as trains, buses, forklifts and other heavy mobility applications.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2018, our OnSite Generation business reported revenues of $18.3 million and, at December 31, 2018, had 81 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada, with operations in Gladbeck, Germany, and a satellite facility in Carlsbad, California, USA, and develops products for primarily stationary power, backup power and motive power applications. For the year ended December 31, 2018, our Power Systems business reported revenues of $15.6 million and, at December 31, 2018 had 102 full-time employees.

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services. Corporate services are reported separately as Corporate and Other. At December 31, 2018, our Corporate and Other business unit had 4 full-time employees.

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Our business, as at March 19, 2019, is summarized below:

OnSite Generation

Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte (“alkaline”) or a proton exchange membrane (“PEM”). The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus electrical energy in the form of hydrogen (commonly referred to as “Power-to-Gas”). Historically, the demand for onsite generation of hydrogen gas has been driven by relatively modest manufacturing market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. We serve this market with our HySTAT® and HyLYZER® branded alkaline electrolyzer products, which are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements. These products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas, large manufacturers, oil and gas companies and end-users requiring high purity hydrogen produced on-site for industrial applications.

Since 2009, Hydrogenics has also been pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the electricity grid system operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as Air Liquide, Uniper (formerly E.ON) and Enbridge to commercialize Power-to-Gas energy storage globally. On December 21, 2018, we announced the signing of a Technology and Business Development Agreement (“TBDA”) with The Hydrogen Company (“H2C”), an indirect wholly-owned subsidiary of L’Air Liquide S.A. (“Air Liquide”). The terms of the TBDA provide for the joint development of a large scale PEM electrolysis solution focused on lowering total cost of ownership. The agreement also provides for collaboration to bid this solution on large scale PEM electrolysis products worldwide.

We are also promoting PEM electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level. The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen. This hydrogen is then stored at site and can be used to fuel hydrogen trains, cars, trucks and buses. If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely zero emission green solution as hydrogen fuel cells emit only water vapor. An increase in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed an increase in interest and orders for our small, medium and large-scale energy storage products, which also service the need for ancillary electrical power services, such as grid balancing and load profiling. While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.

Our OnSite Generation business also competes with merchant gas companies, such as Air Liquide which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming (“SMR”) technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site. For example, on February 25, 2019, we announced the award of a 20 megawatt project from Air Liquide Canada, which we feel, affirms the cost and performance advantage of PEM electrolysis for large-scale electrolysis applications.

The worldwide market for hydrogen, which includes the merchant gas market, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ours. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

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The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into global markets, such as Eastern Europe (including Russia), Asia, Australia, North America and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the total cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power applications. We configure our HyPM® products into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability, high operating efficiency delivered from a compact fuel cell and balance of stack design.

Our Power Systems products are sold to integrators of motive power, direct current (“DC”) and alternating current (“AC”) stationary primary and auxiliary power manufacturers and leading Original Equipment Manufacturers (“OEMs”). Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications such as trains, buses, delivery vehicles and truck applications. Finally, we also sell our Power Systems products to the military, aerospace and other early adopters of emerging technologies.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price to performance, design innovation and ease of integration. In the backup power market, we believe our HyPM® systems have an advantage over batteries and diesel generation for customers seeking extended run requirements by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against electric only vehicles by offering increased productivity, lower operational costs and extended range; particularly for heavy mobility applications. We highlight progress with our contract with Alstom (announced in 2015) as an example of displacing legacy technologies in the passenger rail market. Alstom successfully certified the fuel cell electric Coradia iLint platform in June of 2018 with the platform providing passenger rail service since September 2018. We expect our first production order under this agreement in 2019.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics. While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in compact-scale stationary and motive power applications. Furthermore, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish concentration around PEM technology and may result in lower costs in the supply chain, as compared to the other fuel cell technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform configurable for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the stationary power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost while improving durability and reliability; (iv) invest in sales and market development activities in the stationary power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

History

From inception through to the end of 2000, our revenues were predominantly derived from selling test products and related diagnostic equipment, with limited sales of fuel cell products and engineering services, principally under military and government contracts. In November 2000, we completed our initial public offering of common shares generating net proceeds of $84 million and listed our common shares on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”). These funds, combined with our expertise in the fuel cell testing business, provided the platform for advancing the development of our fuel cell power products. In 2001, we began to expand the sale of our fuel cell products and of our integration services.

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In January 2003, we acquired Greenlight Power Technologies, Inc., our principal competitor in the fuel cell test equipment business, for $20 million, satisfied by approximately $2.3 million of cash and 4.2 million common shares. Subsequent to our acquisition, we consolidated our fuel cell test businesses in Burnaby, British Columbia allowing us to accelerate our fuel cell development activities in Mississauga, Ontario.

In a February 2004 offering, we issued a total of 11.4 million common shares for net proceeds of $61.6 million including the over-allotment option.

In January 2005, we acquired Stuart Energy, a recognized leader in onsite hydrogen generation systems for industrial, transportation and energy markets, for $129 million. We satisfied the purchase price by issuing approximately 27 million shares. This acquisition diversified our product portfolio, provided us with a world class customer base including Air Liquide, Air Products, Cheung Kong Infrastructure, Chevron, Ford, General Motors, Linde, Shell Hydrogen and Toyota, strengthened our European presence, and augmented our management team and employee base. On completion of our acquisition, we carried out a comprehensive integration program achieving annualized cost savings exceeding $10 million.

In March 2007, we implemented a restructuring and streamlining of our operations to reduce its overall cost structure. Subsequently, in November 2007, further cost reduction initiatives were undertaken. These initiatives resulted in a workforce reduction of approximately 100 full-time equivalent positions. The Company incurred approximately $4.1 million pre-tax charges in 2007 in connection with these initiatives.

In November 2007, after conducting an extensive evaluation of the opportunities for our fuel cell test products design, development and manufacturing business and canvassing all opportunities, our Board of Directors approved plans for an orderly windup of this business which was based in our Burnaby, British Columbia facility. In November 2007, we announced we were exiting the business that was conducted through our test systems business unit (“Test Systems”).

In 2008, we further streamlined our operations, which resulted in a workforce reduction of approximately 25 full-time equivalent positions representing approximately $1.3 million of annual payroll costs.

On June 11, 2009, we, Old Hydrogenics, the Board of Trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction enabled unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, which was renamed Algonquin Power & Utilities Corp. (“APUC”), a publicly traded Canadian corporation. APUC has the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders had their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time APIF unitholders exchanged their units for APUC common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. We have continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property), except for certain tax assets, of our predecessor prior to the APIF Transaction.

During 2010, we completed an offering of common shares and warrants for gross cash proceeds of $5.0 million before placement agent’s fees and other offering expenses.

On August 9, 2010, we entered into a subscription agreement (the “Agreement”) with CommScope Inc. of North Carolina, wherein CommScope would purchase from us common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8.5 million, subject to achieving certain product development milestones. During 2010, we closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4.0 million. We incurred issuance costs of $0.2 million in connection with the issuance of the first and second tranches. During 2011, we completed the final two tranches of a private placement offering of common shares with CommScope for gross cash proceeds of $4.5 million.

In September 2011, the Corporation entered into an agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for a low-interest rate loan of up to CA$6.0 million.

During 2012, we completed a private placement offering of common shares with Enbridge for gross cash proceeds of $5.0 million.

In 2013, we completed an offering of common shares for gross cash proceeds of $6.9 million, including an overallotment.

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In 2014, we completed an offering of common shares for gross cash proceeds of $15 million. Also in 2014 we entered into a joint venture with Kolon Water and Energy, a South Korean company to develop stationary power applications using fuel cell technology for the Korean market. Hydrogenics owns 49% of the joint venture and contributed 2.45 billion Korean Won to the transaction (approximately $2.3 million).

During 2015, we completed an offering of common shares and warrants for gross cash proceeds of $19.0 million before placement agent’s fees and other offering expenses.

In 2015, the Company also entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7.5 million bearing interest at 11% per annum. This facility was carried at amortized cost and was repaid on November 7, 2016.

In November of 2016, we announced a $9 million five year debt facility with Export Development Canada. The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of US prime plus 10%, declining to US prime plus 5% or 7% if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is subject to four quarterly repayments of $0.25 million followed by 16 quarterly repayments of $0.5 million.

In April of 2017 we announced a private placement offering of common shares with Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership for total proceeds of $21 million for 2,682,742 million common shares of the Company. This transaction closed in June of 2017.

During 2017, we entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2.5MW Power-to-Gas energy storage facility project. Hydrogenics owns 49% of the joint venture and sold the joint venture related project assets for $2.0 million, for which we received a 49% equity investment in the newly formed joint venture of $1.0 million.

In August 2018, we disclosed that we had entered into discussions with Kolon Water and Energy to dissolve the joint venture entered into in 2014.

In December of 2018, we announced a private placement offering of common shares with The Hydrogen Company, an indirect wholly-owned subsidiary of L’Air Liquide S.A., for total proceeds of $20.5 million for 3,537,931 common shares of the Company. This transaction closed in January of 2019.

Industry Trends

A discussion of industry trends, by its nature, necessarily contains certain forward-looking statements.  Forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please refer to the caution regarding forward-looking statements contained in the “Forward-Looking Statements” section on page 1 and the “Risk Factors” section beginning on page 20 for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.

We anticipate our business will continue to benefit from several broad trends including: (i) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (ii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iii) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. In particular, hydrogen can be generated universally from renewable power sources such as hydroelectric, geothermal, solar and wind or from low-emission sources such as biomass and nuclear.  These industry trends are discussed below.

Increased government legislation and programs worldwide promoting alternative energy sources including hydrogen.  In recent years, numerous governments have introduced legislation to promote and develop the use of hydrogen in energy applications as a partial response to the risks and adverse effects associated with fossil fuels. We anticipate this interest will accelerate over time. Recent government legislation has been proposed or passed in many jurisdictions to support renewable energy initiatives. A notable development in 2018 was the adoption of the Renewable Energy Directive, Part ii in June by the European Union, which formally sanctioned hydrogen as a zero-emission solution across both motive and power to gas applications.

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The global commitment to combating climate change was memorialized with definitive greenhouse gas reduction targets at the United Nations Climate Change Conference (COP21) held in the fall of 2015 (supported by subsequent conferences).

Hydrogenics should benefit from these targets as countries look to invest into clean technology applications.

The European Union (EU”) has taken a leadership role in the global community by setting a series of demanding greenhouse gas and energy reduction targets to be met in the near future. The targets are: i) a reduction in EU greenhouse gas emissions of at least 20% below 1990 levels; ii) to have 20% of EU energy consumption to come from renewable resources; and iii) a 20% reduction in primary energy use compared with projected levels, to be achieved by improving energy efficiency. One of the significant results of these targets is that a significant number of vehicles using diesel and gasoline fuels in the road transportation sector will be replaced with vehicles that use natural gas and hydrogen by 2020. European efforts include the European Commission (“EC”) establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership.  The EC’s 7th Framework Programme is currently providing $1.2 billion over five years for hydrogen and fuel cell initiatives under the European Hydrogen and Fuel Cell Technology Platform.  There has been an increased commitment from Germany’s H2Mobility consortia to put the needed hydrogen filling stations in place to meet these targets. There have also been EU early policy statements targeting hydrogen filling stations every 300 km to ensure suitable coverage for the fuel cell vehicles intended to be brought to market.

Additionally, several Asian countries are responding to environmental, energy, security and socio-economic concerns by introducing legislation and initiatives to promote hydrogen and fuel cell technologies.  Japan, Korea, India and China continue to invest significantly in the development and commercialization of hydrogen and fuel cells.

Increased awareness of the adverse impact of fossil fuels on our climate, environment and air quality.  Governments worldwide continue to enact legislation aimed at curtailing the impact of fossil fuels on the environment. In addition to well established protocols such as COP21, the Kyoto Accord and the Canada Clean Air Act there have been recent initiatives in various jurisdictions which continue to reinforce that the impact of fossil fuels on the environment must be reduced. De-carbonization for urban transit remains a high priority in many urban centers around the world. Certain urban centers, such as Beijing are recording their highest ever levels of pollutants emphasizing the growing awareness of the adverse impact of fossil fuels. In 2012, the EU brought out its airline carbon tax and enacted legislation requiring airlines to pay a carbon emissions charge for all flights landing in the EU based on the amount of carbon emitted. In addition, the pace of introduction of carbon taxes including direct taxation and “cap and trade” regimes around the globe including Canada, California, the EU and several Asian countries has accelerated the global awareness of the need to reduce carbon emissions.

The need for industrialized economies to access alternative sources of energy to reduce their dependency on fossil fuels.  Many industrialized nations, including some of the fastest growing economies, import most, or all, of the fossil fuels consumed. This creates a dependency on external sources and exposes them to significant trade imbalances. In addition, the earthquake and resulting tsunami in Japan has caused many governments to consider reducing dependency on nuclear power plants and consider alternative power sources such as hydrogen. The growing concern over volatile climate occurrences often attributed to climate change is driving the desire for longer backup power requirements. While conventional backup systems are adequate for several hours of backup, the world has seen an increase of incidences requiring the ability to maintain power over the course of several days, and we believe hydrogen fuel cell power is ideal for such applications.

Increased collaboration and strategic support from multi-national incumbents. Launched at the World Economic Forum 2017, in Davos, Switzerland, the Hydrogen Council is a global initiative of 60 leading energy, transport and industry companies with a long-term ambition for hydrogen to foster the energy transition. The 18 steering committee members of the council represent a combined market capitalization of $1.15 trillion. Each member CEO shares a united vision that hydrogen is essential to achieving deep decarbonization of the global energy system at scale. This growing coalition of CEOs have the ambition to i) accelerate their significant investment in the development and commercialization of the hydrogen and fuel cell sectors and ii) encourage key stakeholders to increase their backing of hydrogen as part of the future energy mix with appropriate policies and supporting schemes. Key policy recommendations to unlock the contribution of hydrogen to energy transition include i) provide long-term and stable policy frameworks, ii) develop coordination and incentive policies and iii) facilitate harmonization of industry standards.

For stationary power, in the United States alone, approximately 400,000MWs of new electricity generating capacity is forecast to be needed by 2025 to meet growing demand and to replace retiring generating units.  The existing electricity transmission and distribution grid in the United States is overburdened in many regions.  By locating power generation products close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid.  Hydrogen and fuel cell technologies are well suited to a distributed generation model thereby providing an emerging opportunity for hydrogen fuel cells and hydrogen powered internal combustion engines to provide stationary generating capacity.

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China also has growing concerns about air quality, energy supply and security, which is leading it to pursue initiatives promoting hydrogen and energy efficiency programs especially in urban transport. Further, as the introduction of automobiles and transit vehicles continues to accelerate in China, such dependency on fossil fuels may become increasingly unsustainable, creating an opportunity for hydrogen and fuel cells.

The above noted factors have led to increased interest from progressive electric power and gas utilities throughout the world seeking a robust and cost-effective solution for renewable and excess energy storage and the provision of ancillary services such as grid balancing and load following.

Our Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, integrators, electric utilities, gas utilities, merchant gas companies, municipalities and other owners of mass transit applications (such as buses and trains) and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2018, we had 17 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. Our focus remains to strengthen the sales function by continually assessing responsibilities to permit dedicated sales leadership, obtaining detailed assessments of markets, and leveraging our strategic relationships with companies such as Enbridge, Air Liquide and Alstom.  Notable in 2018 was the signing of the Technology and Business Development Agreement (“TBDA”) with Air Liquide noted in Section 3 OnSite Generation.

2018 continued the focus prior years on developing several key markets and geographies. In Power Systems, our growth in the Chinese bus and transportation market in last two years is evidenced by 1,000 unit order and licensing agreement with Blue-G New Energy Science & Technology Corporation that is expected to contribute to further growth in 2019 and beyond. Driven by government incentives for fuel cell buses, the Chinese market currently represents the single largest geographic market for fuel cell technology. Also on the mobility front, work continued on our ten-year contract to develop and supply hydrogen fuel cell propulsion systems for Alstom Transport for passenger rail in Europe. Notable in 2018 was the certification and subsequent commissioning into service of the Coradia iLint platform. This has provided Alston with a significant catalyst in their sales efforts for the platform as it is now in service and production orders under our contract are expected in 2019. We are also actively investigating extending hydrogen rail opportunities into other markets; notably, in North America and Asia.

Additionally, we have developed or maintained relationships with third parties we believe are well positioned in our relevant markets to identify new opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, we are advancing our strategic relationship with Enbridge. For example, during 2018, our joint venture with Enbridge to build an energy storage facility was completed and accepted by the Independent Energy Service Operator (“IESO”). The facility began operations in May 2018 under an IESO Regulation Services contract demonstrating proof of concept to both Enbridge and the IESO.

Please also refer to the discussion above regarding OnSite Generation and Power Systems for further information related to increasing our market penetration.

Future Markets

There are several drivers which will accelerate growth in our markets in the coming year. Electrification of transport, elimination of diesel fuel and ongoing concern about air quality are major themes. Increasingly around the world, governments are supporting these themes with policy and funding initiatives. Hydrogen is a versatile energy carrier which enables the “coupling” of sectors which depend on energy. Renewable power generation, efficient gird operations, industrial demand and transport can all be served in an integrated way with hydrogen. Accordingly, our combined competence in electrolysis (the fuel side) and fuel cells (the engine side) supports attractive future market optionality for the company.

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Advancing Our Product Designs

Within our OnSite Generation business segment, we remain focused on two key areas. First, reducing the cost of our HySTAT® alkaline electrolyzer while improving its efficiency. Innovation in the design, elimination of non value-added components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2018 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scaled-up products to better meet this market opportunity. Second, we are continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels. On December 21, 2018, we announced the signing of a TBDA with H2C. The terms of the TBDA provide for the joint development of a large-scale PEM electrolysis solution focused on lowering the total cost of ownership. This agreement provides that we retain ownership of intellectual property rights attributable to our technology, whereas H2C contributes their expertise regarding balance of plant and project management.

Within our Power Systems business segment, we spent much of 2018 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components and expanding our core product range to 50kW. We continue to leverage our integration capability in taking a standard fuel cell stack and finding multiple cost-effective applications. The result is a common building block such as our (HD30 30kW fuel cell) being used in multiple applications such as buses, trains, stationary power and grid stabilization. We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace by looking at both scale (increased volume ordering from suppliers) as well as bringing components of the supply chain in-house to further reduce production cost.

Securing Additional Capital

As at December 31, 2018, we had $8.7 million of cash, cash equivalents and restricted cash, had $11.0 million of shareholders’ equity and $49.9 million of assets. As detailed below, subsequent to year, end we received net proceeds of $20.3 million by way of a private placement.

Historically we have not been profitable and we do not anticipate achieving a consistent level of profitability nor generating consistent positive cash flow from operations over the next several quarters. The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods.

On May 13, 2014, we entered into an underwriting agreement with Canaccord Genuity to issue 1,000,000 common shares of the Company at an issue price of $15.00 per share. Commscope participated in this offering as a secondary issuer and sold 500,000 of their shares, also at $15.00 per share. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15 million. Net proceeds after underwriting fees and expenses were $13.5 million.

In 2015, the Company also entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500 bearing interest at 11% per annum. This facility was carried at amortized cost and was repaid on November 7, 2016.

On December 11, 2015, we entered into an underwriting agreement with Craig-Hallum Capital Group LLC to issue 2,129,031 common shares of the Company at an issue price of $7.75 per share. Craig-Hallum Capital Group also retained an overallotment of 319,354 shares that could be issued at any time on the ensuing 30 days. On December 16, 2015 the Company issued 2,448,385 shares for gross proceeds of $19.0 million inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $17.5 million.

In November of 2016 we entered into a loan agreement with Export Development Canada (“EDC”) for a loan of $9 million repayable over five years with principal repayments of $250,000 per quarter for the first year and $500,000 per quarter for the remaining four years. The loan bears a variable interest rate of US prime plus 10%. As additional consideration for the loan, EDC was granted 200,575 warrants at an exercise price of $6.85 per share. Each warrant is exercisable for one common share of the company. These warrants were exercised in Q4 of 2017 resulting in total proceeds of $1.3 million.

On April 28, 2017 we entered into a subscription agreement for a private placement with Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) to issue 2,682,742 common shares of the Company for total proceeds of $21 million. This transaction closed on June 27, 2017. Net proceeds after underwriting fees and expenses was $19.7 million.

On December 21, 2018 we entered into a subscription agreement for a private placement with The Hydrogen Company (“H2C”), an indirect wholly owned subsidiary of Air Liquide, to issue 3,537,931 common shares of the Company for total proceeds of $20.5 million. This transaction closed on January 24, 2019. Net proceeds after expenses was $20.3 million. No underwriting fees were incurred on this transaction.

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Retaining and Engaging Our Staff

At December 31, 2018, we had 187 full-time employees, the majority of who have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates and providing interesting and challenging work.

At December 31, 2018, we had 17 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers.

Our Products and Services

Our core products include hydrogen fuel cells in our Power Systems business and hydrogen electrolyzer generation equipment in our OnSite Generation business. A summary of our product lines is noted below.

i.	Fuel Cell Products

Our fuel cell products provide high performance, high efficiency electrical power from clean hydrogen fuel. Built on a standardized platform allowing us to achieve volume purchasing and manufacturing efficiencies, they are designed for high demand reliability, durability, quiet operations and easy maintenance.

HyPM® Fuel Cell Power Modules

•	HyPM-HD® power modules produce DC power in standard outputs ranging from 30-180kW per module. This product is suitable for a wide range of stationary, mobile and portable power applications. They offer longer runtimes and life at a significantly smaller size and weight as well as faster refueling time in comparison to battery applications. Targeted towards a variety of mobility applications such light and heavy-duty trucks, buses, trains, planes as well as marine applications.

•	HyPM-XR® model is targeted at stationary backup power and critical power applications, producing DC power in standard outputs ranging from 10-120kW per module which can be stacked and scales for multi MW applications.

ii.	Hydrogen Generation Products

Our hydrogen electrolyzer generators allows for hydrogen to be produced where and when it is needed for a wide range of industrial applications and hydrogen fueling stations. These units offer the smallest footprint, the highest power density and conversion efficiency, and the best cost/quality ratio in the industry. Hydrogenics’ electrolyzers uses water and electricity to produce emission-free hydrogen and are ‘plug and play’ units, safely and reliably producing very pure hydrogen in continuous or dynamic operation modes.

Hydrogenics offers two types of generation products; the HyLYZER® utilizes PEM (proton exchange membrane) technology and the HySTAT™ utilizes pressurized alkaline.

HyLYZER®

•	HyLYZER® is a modular electrolyzer utilizing Hydrogenics’ advanced PEM technology. The versatility and reliability of the HyLYZER makes it suitable for a wide range of stationary, portable, and back-up power applications. Its compact size ensures the smallest footprint with industry leading efficiency with the ability to handle nominal input power of 0.5 – 15MW with nominal hydrogen flow of 300 – 5,000 Nm³/h. This platform can be easily scaled to support projects of up to and beyond 100MW.

HySTAT™

•	HySTAT™ electrolyzers utilize ion-exchange membranes which removes OH-ions from an electrolyte water solution, leaving hydrogen free to be harvested. This long-standing technology offers small scale generation systems with the strongest safety record and reliability in the market. These units are able to handle nominal input power of 80 – 500kW with nominal hydrogen flow of 15 – 300 Nm³/h.

iii.	Renewable Energy Generation Solutions

Both the HyLYZER® and HySTAT™ generation systems can be powered through renewable energy sources such as wind and solar providing fully decarbonized and emission free power and power storage. Depending on the configuration and desired end-use of the hydrogen, this technology and process can be applied to provide customers a variety of renewable energy solutions including:

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POWER TO INDUSTRY OR FUEL

Applications: Industrial Hydrogen

•	Renewable energy is converted into hydrogen for industries requiring high-quality and low-carbon hydrogen for their processes.

POWER TO MOBILITY

Applications: Fueling Stations

•	Hydrogen refueling stations dispense renewable hydrogen to Fuel Cell Electric Vehicles (FCEVs), making ultra-low carbon mobility a reality.

POWER TO GAS

Applications: Low-Emission Natural Gas Replacement, Grid Balancing, and Energy Storage

•	To reduce overall emissions from natural gas, renewable hydrogen is injected into the grid, either directly or as synthetic methane using CO2.

POWER TO POWER

Applications: Critical Power, Back-up Power, Grid Balancing, and Energy Storage

•	Excess renewable energy is converted to hydrogen, stored and then repowered to electricity via a fuel cell system.

What we have historically referred to as Power-to-Gas has broadened considerably as evidenced by our expanded product application. Collectively, we refer to these multiple use cases as “Power-to-X”.

Sales and Marketing

Our products are sold worldwide to OEMs, systems integrators and end-users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering, market and stage of technology adoption. On December 21, 2018 we also announced the signed of a Technology and Business Development Agreement with The Hydrogen Company, an indirect wholly-owned subsidiary of L’Air Liquide S.A.. The terms of the agreement provide for a joint collaboration to bid on large scale PEM electrolysis projects.

Customers

Our OnSite Generation products are sold to industrial end users requiring high purity hydrogen produced on-site for industrial applications and to leading merchant gas companies such as Air Liquide and Linde Gas.  We also sell and service products for progressive oil and gas companies such as Shell Hydrogen requiring hydrogen fueling stations for transportation applications. During the past year we have also witnessed an increase in interest and orders for our small, medium and large-scale energy storage products which also service the need for ancillary electrical power services such as grid balancing and load profiling.

Our Power Systems products are sold to leading OEMs and integrators for mobility applications such as buses, truck and rail as well as for stationary primary and backup power for utilities, telecom, data centre and similar installations. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

In 2018, four customers comprised 32% of our revenue (in 2017, four customers comprised 46% of our revenue). In 2018, 37% of our revenues was derived from Asia, 32% from Europe, and the remaining 31% from North America and other foreign jurisdictions (in 2017, these numbers were 50%, 35%, and 15% respectively). Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

We have entered into agreements with several customers to pursue commercial opportunities, which we view as important to our success. Our key customer agreements are summarized below.

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Blue-G New Energy Science & Technology Corporation (“BlueG”). In June 2017, we signed a purchase and license agreement with BlueG for 1,000 fuel cell power modules along with a license and royalty agreement to localize production in the Chinese market after the delivery of the 1,000 units. BlueG will integrate our modules with a local electric drive train for buses for several Chinese bus manufacturers to support the Chinese market. This non-exclusive agreement allows us to continue our growth in this key market yet maintain our intellectual property with a multi-layered intellectual property protection strategy.

Leading Global Industrial Gas Companies. We have previously established preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., and Linde A.G., three of the leading global industrial gas companies. Typically, these agreements provide that for industrial applications we will be the preferred supplier of on-site, electrolysis-based hydrogen generators to the applicable industrial gas company. We believe these relationships represent valuable sales channels, while providing validation of our technology from highly credible partners. We also augmented our business relationship with an indirect wholly owned subsidiary of Air Liquide describe further below.

Enbridge. In April 2012, we entered into a joint development agreement with Enbridge, the owner and operator of Canada's largest natural gas distribution company, various North American midstream gas assets, and a leader in clean energy solutions, to jointly develop utility scale energy storage in North America. During 2017, we entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2.5MW Power-to-Gas energy storage facility project. Hydrogenics owns 49% of the joint venture and sold the joint venture related project assets for $2.0 million, for which we received a 49% equity investment in the newly formed joint venture of $1.0 million. In 2018 we sold further project related assets to the joint venture for $1.4 million, for which we received an incremental 49% equity investment of $0.7 million. The project was completed and commissioned into service on May 7, 2018. The energy storage facility is operating under a 3-year contract with the Independent Electricity Services Operator (“IESO”) in Ontario, Canada providing a functioning reference site for grid stabilization services.

OEM. In October 2012, we entered into a multi-year joint cooperation agreement with an OEM. In conjunction with the signing of the cooperation agreement, we were awarded a $36 million contract for the supply of propulsion system equipment. In December 2018, we delivered the prototype unit on the initial $36 million contract concluding a major program milestone worth $29 million since inception of the contract. The joint cooperation agreement signed in 2012 also includes additional equipment and service commitments totaling up to $56 million over a 10-year period. These options will be contracted when requested by the OEM and, accordingly, have not yet been included in our backlog.

Kolon Water and Energy, In June of 2014, we entered into a joint venture (Kolon-Hydrogenics) to provide stationary base load power systems with a partner for the Korean market. A 1MW fuel cell power plant was delivered to a refinery site in 2015 and went into commercial production in October. Subsequently the project was cancelled and the equipment decommissioned and placed into storage. We are currently in discussions with Kolon Water and Energy to dissolve the joint venture, which is expected in 2019.

Alstom Transport, In May 2015, we entered into a mutually exclusive (for the European market) 10-year development and supply agreement for passenger rail propulsion systems. Under the terms of the agreement Hydrogenics will supply prototype and pre-series units for certifications trials and then progress to production series for a minimum of 200 units over 10 years. Alstom successfully certified the Coradia iLint design with our fuel cells and the platform was placed into active passenger rail service in September 2018 in Lower Saxony, Germany.

The Hydrogen Company, In December 2018, we announced the signed of a Technology and Business Development Agreement with The Hydrogen Company (“H2C”) an indirect wholly-owned subsidiary of L’Air Liquide S.A.. Under the terms of the agreement Hydrogenics and H2C will collaborate on a preferred but non-exclusive basis to collaborate on securing commercial, large scale PEM electrolysis projects worldwide. The agreement also provides for a joint collaboration to develop a comprehensive large-scale, multi megawatt PEM electrolysis solutions with best in class performance and attributes such as lowest total cost of operations. The agreement provides that Hydrogenics retains all intellectual property rights within its technology domain and know how. Similarly, H2C preserves their intellectual property rights, notably on balance of plant technology and related know-how.

Research and Product Development

Our research and product development team consists of approximately 45 staff, the majority of whom are located in Mississauga, Ontario, and are focused primarily on our fuel cell propulsion and hydrogen generation electrolyzer technology activities. The remainder are located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the development and design of fuel cell and electrolysis products. Our product development team is comprised of senior technical leaders with extensive experience in their fields including younger graduates from leading universities.

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Our objective is to develop complete integrated products rather than components and to ensure these products are constantly improved throughout the product’s life.  Our research activities are unique to each of our business units but typically focus on the cost, performance and durability of our products. Our product development activities commence with a market requirement document establishing the business case for the proposed product. This process involves staff from our business development, finance, engineering and operations departments who balance the requirements of performance, time to market, and product cost.  Prototypes are often validated by lead customers.

We seek cost-sharing projects with various government and non-government agencies, to offset, to the extent possible, our research and product development expenses.  We currently have contribution agreements with Natural Resources Canada and the Province of Ontario. In 2012, Hydrogenics Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for CA$6.0 million. The loan is a low interest rate loan and was interest free until 2017 and annual repayments of $1.2 million plus interest began in 2017. In 2014, Hydrogenics Corporation entered into a forgivable loan agreement with the Province of Ontario’s Ministry of Economic Development and Innovation, Innovation Development Fund for CA$4.0 million. The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2.5MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The unit achieved acceptance by IESO in May 2018. The final commercialization report is expected to be delivered in 2019. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

Our current research and product development plans are summarized below:

OnSite Generation. Our research activities are focused on improving the performance and reducing the cost of our electrolyzer stacks and systems through advances in materials, design and components. Our product development team is working on advancing the next generation of on-site hydrogen generators by developing megawatt scale electrolyzer systems utilizing Hydrogenics’ MW scale PEM electrolyzer stack technology.  These new products are designed to store large amounts of renewable or other excess energy as hydrogen, thereby helping to address large scale grid energy storage problems, for Power-to-X applications and for vehicle refueling.

Power Systems.  Since the late 90’s, research and development has focused on polymer electrolyte fuel cells (PEMFC) for hydrogen and reformate applications.  Our fuel cell research activities are concentrated on lowering cost, improving fuel efficiency and product lifetime and reducing system complexity. Activities range from focused fundamental materials research to stack and system development and testing.  At the stack level, our research and development team is working on developing our next generation stack technology which is expected to significantly increase power density and lower costs.  At the fuel cell engine or module level, we continue to expand our product line by leveraging our proven stack and system architecture while continuing to lower cost on existing products in order to meet market specific cost requirements.

Intellectual Property

We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 175 patents in a variety of jurisdictions and have 45 patent applications pending. Additionally, we enter into commercial licenses and cross-licenses to access third party intellectual property.

We believe our intellectual property provides us a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

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We typically retain sole ownership of intellectual property developed by us. In certain situations, we provide for shared intellectual property rights. For example, we have a non-exclusive, royalty free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology. We also entered into a Technology and Business Development Agreement on December 21, 2018 with The Hydrogen Company (“H2C”) regarding large scale multi megawatt PEM electrolysis projects. The agreement specifically provides that we retain complete ownership and control of all intellectual property related to our technology.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Manufacturing

The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We also perform certain manufacturing-related functions in-house, including manufacturing engineering and the development of manufacturing test procedures and fixtures.

We anticipate being able to move various aspects of our manufacturing operations to third parties or other lower cost jurisdictions as production volumes increase. By moving to third parties, we would benefit from contract manufacturing economies of scale, access to high quality production resources and reduced equipment capital costs and equipment obsolescence risk. We have also commenced sourcing components from third parties in Asia and expect to increase this volume over time to reduce our material costs.

We are dependent on third party suppliers for certain key materials and components for our products such as membrane electrode assemblies and ultra capacitors. We believe we have sufficient sources and price stability of our key materials and components.

We have certifications in ISO 9001-2008 in both our Oevel and Mississauga facilities, and ISO 14001 and OHSAS 18001 in our Oevel facility.

Facilities

We have the following facilities:

•	Mississauga, Ontario, Canada. Our 25,300 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility. It is leased until February 28, 2027. Principal activities at this facility include the manufacture and assembly of our fuel cell power modules and PEM based electrolyzers, as well as research and product development for our fuel cell power products and our corporate activities. In addition, we have leased an additional 25,900 square feet of space adjacent to our main facility. This additional space is for large scale assembly of fuel cell power modules and PEM based electrolyzers. This facility is leased until September 30, 2023.

•	Oevel-Westerlo, Belgium. Our 67,813 square foot facility in Oevel-Westerlo, Belgium, serves as our manufacturing facility for our OnSite Generation business and is leased until August 30, 2021. Principal activities at this facility include the manufacture and assembly of our hydrogen generation equipment, water electrolysis research and product development as well as administrative functions related to our OnSite Generation business.

•	Gladbeck, Germany. Our Power Systems group maintains a 5,500 square foot facility in Gladbeck, Germany, which is leased until December 31, 2019. This facility is used to provide fuel cell integration services for European customers and serves as our European office for the fuel cell activities of our Power Systems business.

•	Carlsbad, California, USA. Our Power Systems group maintains a 13,300 square foot facility in Carlsbad, California, USA which is leased until December 31, 2020. This facility is used to provide fuel cell integration services for USA based customers and serves as our USA office for the fuel cell activities of our Power Systems business.

We also have small sales and service offices in Indonesia, Eastern Europe and North America. We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

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Human Resources

As at December 31, 2018, we employed approximately 187 full-time staff. Our full-time staff is divided between 81 full-time staff in our OnSite Generation business, 102 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. As of December 31, 2018, 4 of our employees were located in our Mississauga, Ontario corporate headquarters, 82 employees were located in our Mississauga, Ontario Power Systems group, 1 employee was located in our Mississauga, Ontario OnSite generation group, 17 employees were located in our Gladbeck, Germany power generation group, 3 employees located in our Carlsbad, California, ISA Power Systems Group and 80 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

Our ability to attract, motivate and retain qualified personnel is critical to our success. We attempt to align the interests of our employees with those of shareholders through the use of a performance-based compensation structure. We have entered into non-disclosure and confidentiality agreements with key management personnel and with substantially all employees. None of our employees are represented by a collective bargaining agreement and we believe our relations with our employees are good.

Legal Proceedings

We are not currently party to any material legal proceedings.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are however subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

4.       Description of Share Capital

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 18,985,414 common shares were outstanding as at February 28, 2019. No preferred shares were issued and outstanding as of the date of this annual information form.

Each common share carries one vote on all matters to be voted on by our shareholders. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon Hydrogenics’ liquidation, dissolution or winding up. Common shares do not carry pre-emptive rights or rights of conversion into any other securities. All outstanding common shares are fully paid and non-assessable. There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.

Our Board of Directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and, in the event that preferred shares are issued, the Board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Special rights that may be granted to a series of preferred shares include dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.

5.       Dividends

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

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6.       Market For Securities

Our common shares are listed on the TSX under the symbol “HYG” and on the Nasdaq under the symbol “HYGS.” The following table sets forth the reported trading volumes and trading prices in Canadian dollars and U.S. dollars, respectively, for our common shares on the TSX and Nasdaq during each month in 2018.

	TSX			Nasdaq
2018	High (C$)	Low (C$)	Volume	High ($)	Low ($)	Volume
January	14.30	10.78	120,000	11.45	8.75	1,502,038
February	12.24	9.48	95,300	9.75	7.35	1,200,582
March	12.13	10.26	72,800	9.45	7.93	1,016,121
April	11.40	9.55	47,000	9.10	7.25	561,243
May	11.00	10.11	34,500	8.56	7.75	554,375
June	10.67	9.46	94,500	8.20	7.05	651,922
July	9.99	8.55	35,300	7.65	6.50	407,132
August	8.92	6.50	78,100	6.90	4.95	1,359,336
September	10.49	7.44	164,000	7.80	5.65	1,323,895
October	10.55	7.90	78,900	8.24	6.02	1,029,755
November	8.50	6.78	68,800	6.48	5.00	865,407
December	7.10	5.20	83,000	5.50	3.80	1,406,823

7.       Directors, Officers and auditors

The following table sets forth information with respect to our directors and executive officers as of March 19, 2019:

Name and Province
or State and Country		Director or
of Residence	Title	Executive Officer Since
Douglas Alexander	Chairman of our Board of Directors	2006
Ontario, Canada
Pierre-Etienne Franc	Director	2019
Paris, France
Joseph Cargnelli	Chief Technology Officer and Director	1996
Ontario, Canada
Sara Elford	Director	2016
British Columbia, Canada
David C. Ferguson	Director	2014
Massachusetts, USA
Donald Lowry	Director	2000 – 2007
Alberta, Canada		2013
Daryl Wilson	President and Chief Executive Officer and Director	2006
Ontario, Canada

As of the date of this annual information form, our directors and executive officers, as a group, beneficially own, or exercise control or direction over 183,298 of our common shares, being approximately 0.97% of our outstanding common shares. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.

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Douglas S. Alexander, Chairman of our Board of Directors. Mr. Alexander joined our Board of Directors in May 2006 and has served as Chair of our Board of Directors since May 2009. Mr. Alexander is the Chairman of the Board of Directors of Equitable Life Insurance Company and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. and formerly a Director and member of the Audit Committee of Critical Outcome Technologies Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005 and served as a director on Biorem Technologies Inc. from 2010 to 2012. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience including direct responsibility for the Human Resource function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Corporation’s performance. Mr. Alexander is a Chartered Professional Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario. He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada. Mr. Alexander chairs our Board and is a member of our Human Resource and Corporate Governance and Audit Committees. Mr. Alexander resides in Ontario, Canada.

Pierre-Etienne Franc, Director. Mr. Franc joined our Board of Directors in February 2019. He was nominated by The Hydrogen Company (“H2C”), an indirect wholly-owned subsidiary of L’Air Liquide S.A., pursuant to the private placement between the company and H2C that closed on January 24, 2019. Mr. Franc joined the Air Liquide Group in 1995. Since 2010, he has been supervising a portfolio of advanced businesses and technology initiatives for the Air Liquide Group in the fields of energy and the environment, space, aeronautics and cryogenics. Since June 2017, Mr. Franc has held the position of Vice President of Air Liquide’s Hydrogen Energy World Business Unit, in charge of developing the full potential of hydrogen activities worldwide for the Air Liquide Group. He also supervises Air Liquide’s venture capital arm (“ALIAD”), created in 2012. He is the current Hydrogen Council Secretary, a global initiative of leading companies with a united long-term ambition to foster the growth of hydrogen energy. Mr. Franc is the author of three books on management and technology and is a graduate of HEC Paris. Mr. Franc resides in France.

Joseph Cargnelli, Chief Technology Officer and Director. Mr. Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli is a member of the Professional Engineers of Ontario. Mr. Cargnelli resides in Ontario, Canada.

Sara Elford, Director.  Ms. Elford joined our Board of Directors in January 2016.  Ms. Elford was previously a sell-side equity research analyst with Canaccord Genuity, with over 20 years of experience in the capital markets industry. Over the course of her analyst career, Ms. Elford followed a broad range of industries and business models, with a specific, but not exclusive, focus on emerging companies, technologies and/or sectors. According to Thomson Reuters Starmine, she was named in the top two for stock picking in her sector six times since 2003, and in 2005 she was named the top stock picker in Canada across all sectors and analysts. Ms. Elford has been a CFA Charter holder since 1997 and completed the academic requirements for the directors’ education program with the ICD in 2015. She is a current member of the Board of Directors of BioSyent Inc. and Carmanah Technologies, and a past member of the Board of Directors of Pure Technologies. Ms. Elford is a graduate of Bishop’s University in Quebec. Ms. Elford is a member of our Human Resource and Corporate Governance and Audit Committees. She resides in British Columbia, Canada.

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David C. Ferguson, Director. Mr. Ferguson joined our Board of Directors in October 2014. Mr. Ferguson was Executive Managing Director and Chief Financial Officer of BMO Capital Markets and was a member of the Board of Directors of BMO Nesbitt Burns between 1999 and 2012.  Prior to 1999, he had a 25-year career at KPMG including 16 years as an audit partner in the Toronto office serving major clients in the manufacturing, mining, and financial services sectors.  Mr. Ferguson is a member of the Board of Directors of GMP Capital Inc. where he serves as Chair of the Audit Committee and a member of the Governance Committee. He also serves on the Boards of Directors and chairs the Audit Committees of two private companies, Antares Holdings GP, Inc. and Highland Therapeutics Inc.  Mr. Ferguson is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and member of the Institute of Corporate Directors.  Mr. Ferguson received Bachelor of Commerce and Master of Business Administration degrees from the University of Toronto. Mr. Ferguson chairs our Audit Committee and is a member of our Human Resource and Corporate Governance Committee. Mr. Ferguson resides in Massachusetts, USA.

Donald Lowry, Director. Mr. Lowry was appointed to the Board of Directors in January 2013. After 16 years, Don Lowry stepped down from the position of President & CEO of EPCOR Utilities in March of 2013 to focus on corporate board work and to serve on local community boards and associations. Prior to joining EPCOR, Don spent more than 20 years in the telecommunications industry. He was President and Chief Operating Officer of Telus Communications Inc. and Chair of Alta Telecom. Don is currently non-executive Chair of Capital Power and served as non-executive Chair of Canadian Oil Sands from 2009 to 2016. As well, he serves as a director of Stantec and Melcor REIT. He was the Chair of the 2014-2015 Edmonton World Triathlon. In 2013 he established the Don and Norine Lowry, Women of Excellence annual scholarship for Edmonton women pursuing their post-secondary education in Edmonton. In 2010 Don was recognized as Alberta Venture’s Business Person of the Year; and was the Alberta Chamber of Resources’ Resource Person of the year in 2014. Don holds a B.Comm. (Honours) and an MBA from the University of Manitoba. He is also a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry chairs our Human Resources and Corporate Governance Committee and is a member of our Audit Committee. Mr. Lowry resides in Alberta, Canada.

Daryl Wilson, President and Chief Executive Officer and Director. Mr. Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., TOYOTA and DOFASCO Inc. In 1990, Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director’s College. Mr. Wilson resides in Ontario, Canada.

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Executive Officers

The following table sets forth information with respect to our executive officers as of March 19, 2019:

Name and Province
or State and Country		Director or
of Residence	Title	Executive Officer Since
Joseph Cargnelli	Chief Technology Officer and Director	1996
Ontario, Canada
Daryl Wilson	President and Chief Executive Officer and Director	2006
Ontario, Canada
Marc Beisheim	Chief Financial Officer and Corporate Secretary	2018
Ontario, Canada
Wido Westbroek	Vice President Sales and Marketing	2011(1)
Ontario, Canada
Filip Smeets	General Manager, OnSite Generation	2011
Hasselt, Belgium

(1)	Prior to Mr. Westbroek’s appointment as Vice President Sales and Marketing, he was the Vice President and General Manager, OnSite Generation.

Marc Beisheim, Chief Financial Officer and Corporate Secretary. Mr. Beisheim joined us in 2018 in his current capacity of Chief Financial Officer and Corporate Secretary. Most previously Chief Financial Officer of The Canadian Press, Mr. Beisheim was also previously the CFO of Aeroquest International Limited (at the time a Toronto Stock Exchange (“TSX”) listed company). Mr. Beisheim has also held senior positions in operational management with mandates to deliver growth and improved financial performance; experience that complements his core capabilities and competency in finance. His background also reflects a focus on companies within the engineering, technology and manufacturing sectors. Mr. Beisheim is a Chartered Accountant and a Chartered Professional Accountant having received his designation in 1990.

Wido Westbroek, Vice President Sales and Marketing. Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium OnSite Generation business and subsequently appointed as Vice President and General Manager for Hydrogenics Europe N.V. in 2007.  Mr. Westbroek was appointed to his current position effective August 1st, 2011. His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the U.S. Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

Filip Smeets, General Manager, OnSite Generation. Mr. Smeets joined us in 2011 as General Manager of the Belgian based OnSite Generation business. Mr. Smeets was previously a General Manager with Cabot Corporation, a global performance materials company, headquartered in Boston, Massachusetts USA. During his 12 years tenure at Cabot Corporation, Mr. Smeets held increasingly responsible positions in marketing and business leadership. Mr. Smeets received his Master's degree in Chemistry from the University of Antwerp, located in Belgium.

For information regarding the backgrounds of Mr. Cargnelli and Mr. Wilson, see “Directors” above.

Auditor and Fees and Services

PricewaterhouseCoopers LLP (“PwC”) has served as our auditors since 1999. Fees payable to PwC for the years ended December 31, 2018 and 2017 were as set out below.

Audit Fees

In 2018 and 2017, PwC charged us audit fees totalling CA $800,112 and CA $649,082, respectively. In 2018 and 2017, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance. In 2018, fees included services related to the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

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Audit-Related Fees

In 2018 and 2017, PwC charged us audit related fees of CA $12,877 and CA $30,358, respectively. In 2018 and 2017, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2018 and 2017, PwC charged us tax fees of CA $nil and CA $nil respectively.

All Other Fees

In 2018 and 2017, PwC charged us other fees of CA $26,562 and CA $9,042, respectively. In 2018, these fees related to CPAB fees, services related to contract review and preparing statutory reports. In 2017, these fees related to audit fees for research & development funded audit requirements.

Audit Committee

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements. As at December 31, 2018 and March 19, 2019, the members of the committee were: David C. Ferguson (Chair), Douglas S. Alexander, Sara Elford and Donald Lowry. The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

Mr. Ferguson was Executive Managing Director and Chief Financial Officer of BMO Capital Markets and was a member of the Board of Directors of BMO Nesbitt Burns between 1999 and 2012.  Prior to 1999, he had a 25-year career at KPMG including 16 years as an audit partner in the Toronto office serving major clients in the manufacturing, mining, and financial services sectors.  Mr. Ferguson is a member of the Board of Directors of GMP Capital Inc. where he serves as Chair of the Audit Committee and a member of the Governance Committee. He also serves on the Boards of Directors and chairs the Audit Committees of two private companies, Antares Holdings GP, Inc. and Highland Therapeutics Inc.  Mr. Ferguson is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and member of the Institute of Corporate Directors.  Mr. Ferguson received Bachelor of Commerce and Master of Business Administration degrees from the University of Toronto.

Mr. Alexander is the Chairman of the Board of Directors of Equitable Life Insurance Company. Mr. Alexander is the Chairman of the Board of Directors of Equitable Life Insurance Company and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. and formerly a Director and member of the Audit Committee of Critical Outcome Technologies Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005 and served as a director on Biorem Technologies Inc. from 2010 to 2012. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience including direct responsibility for the Human Resource function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Corporation’s performance. Mr. Alexander is a Chartered Professional Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario. He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Ms. Elford was previously a sell-side equity research analyst with Canaccord Genuity, with over 20 years of experience in the capital markets industry. Over the course of her analyst career, Ms. Elford followed a broad range of industries and business models, with a specific, but not exclusive, focus on emerging companies, technologies and/or sectors. According to Thomson Reuters Starmine, she was named in the top two for stock picking in her sector six times since 2003, and in 2005 she was named the top stock picker in Canada across all sectors and analysts. Ms. Elford has been a CFA Charter holder since 1997 and completed the academic requirements for the directors’ education program with the ICD in 2015. She is a current member of the Board of Directors of BioSyent Inc. and Carmanah Technologies, and a past member of the Board of Directors of Pure Technologies. Ms. Elford is a graduate of Bishop’s University in Quebec.

Mr. Lowry is formerly the President & CEO of EPCOR Utilities. In March of 2013 he stepped down from this role to focus on corporate board work and to serve on local community boards and associations. Prior to joining EPCOR, Don spent more than 20 years in the telecommunications industry. He was President and Chief Operating Officer of Telus Communications Inc. and Chair of Alta Telecom. Don is currently non-executive Chair of Capital Power and served as non-executive Chair of Canadian Oil Sands from 2009 to 2016. As well, he serves as a director of Stantec and Melcor REIT. He was the Chair of the 2014-2015 Edmonton World Triathlon. In 2013 he established the Don and Norine Lowry, Women of Excellence annual scholarship for Edmonton women pursuing their post-secondary education in Edmonton. In 2010 Don was recognized as Alberta Venture’s Business Person of the Year; and was the Alberta Chamber of Resources’ Resource Person of the year in 2014. Don holds a B.Comm. (Honours) and an MBA from the University of Manitoba. He is also a graduate of the Harvard Advanced Management Program and the Banff School of Management.

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The Audit Committee charter requires each member of the Audit Committee to be unrelated and independent, and the composition of the Audit Committee satisfy the independence, experience and financial expertise requirements of the Nasdaq, the TSX and Section 10A of the Securities Exchange Act of 1934 (United States), as amended by the Sarbanes-Oxley Act of 2002 (United States), and the rules promulgated thereunder. Accordingly, all committee members are required to be financially literate or be willing and able to acquire the necessary knowledge quickly. Financial literacy means the person has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our consolidated financial statements. We believe all of the current members of the Audit Committee are financially literate.

In addition, the Audit Committee charter contains independence requirements that each committee member must satisfy each current member meets those requirements. Specifically, the charter provides that no member of the committee may be an officer or retired officer of Hydrogenics and each member must be independent of Hydrogenics within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to Audit Committee members. We believe all of the current members of the Audit Committee are independent.

The Audit Committee has a policy restricting the provision of non-audit services by our auditors. Any such services must be permitted engagements as provided by the Audit Committee charter and must be pre-approved by the Audit Committee. The Audit Committee also pre-approves audit services and the related fees.

8.       Interest of Management and Others in Material Transactions

Transactions with Viking Engineering & Tool Co.

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. During 2018, Hydrogenics made purchases of $0.5 million (2017 – $0.6 million) from this related company. At December 31, 2018, and February 28, 2019, we had an accounts payable balance of less than $0.1 million in both periods. We believe that transactions with this company are consistent with those we have with unrelated third parties.

Transactions with Joint Ventures

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the year ended December 31, 2018 the Company had sales to the joint venture of $1.4 million (2017 – $2.0 million) and at the end of December 31, 2017 the Company had a receivable of $0.2 million (2016 – $nil) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. The Company had no transactions with the joint venture in either 2018 or 2017.

9.     Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated by reference in, this annual information form, including management’s discussion and analysis and our financial statements for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com. The risks described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

Risk Factors Related to Our Financial Condition

We face risks related to raising additional capital and managing our capital resources.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products.

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If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

We may not be able to implement our business strategy and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and product research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net loss for the year ended December 31, 2018 of $(13.3) million, and a net loss for the year ended December 31, 2017 of $(10.8) million. Our accumulated deficit as at December 31, 2018 was $395.0 million and at December 31, 2017 was $381.6 million. We expect to incur significant operating expenses over the next several years. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

The markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend to some degree on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Our operating results may be subject to currency fluctuation.

Our financial results are reported in US dollars, but a significant portion of our expenses are in Canadian dollars and Euros and a significant part of our revenues are currently generated in US dollars and Euros. We expect this will continue for the foreseeable future. The exchange rates between the Canadian dollar, the US dollar and the Euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. If the value of the US dollar weakens against the Canadian dollar or the Euro, the profit margin on our products may be reduced and if the value of the US dollar strengthens against the Canadian dollar or the Euro, the profit margin on our products may be increased.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

For the year ended December 31, 2018, we derived $18.3 million or 54% of revenues from our sales of hydrogen generation products and services and $15.6 million, or 46%, of our revenues from sales of power products and services. For the year ended December 31, 2017, we derived $25.3 million or 52% of revenues from our sales of hydrogen generation products and services and $22.9 million, or 48%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Due to the stage of development of our business, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

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We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

To date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 32% of revenues for the year ended December 31, 2018 (46% of revenues for the year ended December 31, 2017). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our insurance may not be sufficient.

We may not be able to obtain insurance or the insurance coverage we maintain may not be adequate to protect us against certain risks, including risks relating to environmental damage and product liability. We are not fully insured against all possible risks, nor are all such risks insurable.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge. Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 9% of our total assets at December 31, 2018 (7% of our total assets at December 31, 2017.) Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including: the emergence of more competitive technologies and products; other environmentally clean technologies and products that could render our products obsolete; the future cost of hydrogen and other fuels used by our fuel cell products; the future cost of the membrane electrode assembly used in our fuel cell products; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology; the manufacturing and supply costs for fuel cell components and systems; the perceptions of consumers regarding the safety of our products; the willingness of consumers to try new technologies; the continued development and improvement of existing power technologies; and the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Significant growth in the use of hydrogen powered devices, particularly in the motive power market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided by other means, we may be unable to compete successfully.

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Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union or the United States, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and motive power fuel cell systems under federal, state and provincial emissions regulations affecting automobile and truck manufacturers. To the extent there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy related products is influenced by federal, state and provincial government regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

We cannot be assured that governments will continue to prioritize the development of alternative energy source or that any such change in government priorities would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources, such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.

One of the critical factors for Power-to-Gas project developers in securing project financing, or to justify the capital investment internally, is the ability to monetize a sufficient portion of the “diffused benefits” of the project. This may be accomplished through contract or a combination of new market reforms for the provision of new ancillary services, including load following or ramping service, tariffs for renewable gas, and favourable electricity purchase provisions (e.g. special exemption for transmission and network uplifts and other charges on wholesale power purchases). While Power-to-Gas demonstration projects are being built today, if new government regulations for large scale energy storage projects are not implemented, or are not sufficient to justify the investment by project developers, it would critically impede our ability to sell electrolyzers for commercial-scale Power-to-Gas into those markets.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will occur in a timely fashion, if at all.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims and, in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

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We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

While it is our strategy to continuously improve our products, if we are unable to do so, and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Each of our target markets is currently served by manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells, energy storage technologies, hydrogen generation technologies and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells and electrolyzers have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success or that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot provide the assurance that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us and therefore may be reluctant to distribute our products. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

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We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, and our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent we are unable to develop and patent our own technology and manufacturing processes and, to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully anticipated expansion of our operations.

The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. While we continually monitor our sales outlook and adjust our business plans as necessary, our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

We may face business, regulatory and other risks in connection with our foreign sales and operations.

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As we expand our international activities, we may face increased risks of liability under anti-bribery and anti-corruption laws. We may find that the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licenses. In general, we may be unable to seek effective legal redress in jurisdictions with less developed legal systems. Our failure to properly manage our foreign operations could adversely affect our business.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting, particularly in the emerging markets in which we compete. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the expected revenues or cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including: diversion of management’s attention from other business concerns; failure to effectively integrate the acquired technology, products and services or other assets, the sales, marketing, finance and accounting functions, or the employees into our business; the loss of key employees from either our current business or the acquired business; and the assumption of significant liabilities of the acquired company.

We cannot ensure we will be able to successfully integrate acquired businesses or that the acquired businesses will perform at anticipated levels, our anticipated revenues may be lower and our operational costs may be higher. In addition, if we complete additional acquisitions, we may dilute the ownership of current shareholders.

We have no experience manufacturing our fuel cell products on a large-scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured most of our products in our Power Systems segment for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. In order to produce certain of our products at affordable prices, we will have to manufacture a large volume of such products. While we have developed plans for efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products, we do not know whether these plans will be implemented such that they will satisfy the requirements of our customers and the market for the Power Systems segment. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

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Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of fuel cell power modules, integrated fuel cell systems, hydrogen refueling stations and hydrogen energy storage systems for a relatively short period of time. Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

We are continuously seeking and implementing additional product and manufacturing cost reductions as fuel cells currently cost more than many established competing technologies, like internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could damage our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

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We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

The failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that: any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties who enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we cannot be sure we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol, in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products.

We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers, subcontractors and joint venture partners.

We depend on information technology infrastructure and systems (“IT systems”), hosted internally or outsourced, to process, transmit and store electronic data and financial information (including proprietary or confidential information), and manage business operations. It is possible that we may not be able to anticipate or implement effective preventative measures against all disruptions, cyber-attacks or security breaches in our IT systems, especially because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched and because cyber-attacks can originate from a wide variety of sources. An IT system failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to sensitive, confidential or personal data or information or expose us to regulatory investigation, litigation or contractual penalties. Our customers, partners or governmental authorities may question the adequacy of cybersecurity processes and procedures and this could have a negative impact on existing business or future opportunities.

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Risk Factors Related to Ownership of Our Common Shares

If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

Based on our structure, and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2018 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain “excess distributions” (as defined in the United States Internal Revenue Code of 1986, as amended). US shareholders should consult their own tax advisors concerning the US federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

If we fail to maintain the requirements for continued listing on Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the Nasdaq requirements for continued listing on the Nasdaq Global Market for certain periods of time, and though we have regained compliance of such requirements, we may not be able to meet the requirements in the future.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States. If we are delisted from Nasdaq, it could materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States on judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada: (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including: performance of other companies in the fuel cell or alternative energy business; news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; sales or anticipated sales by any of our major shareholders; or changes in general economic conditions.

Our issuance of warrants, options, RSUs and PSUs to investors and employees may have a negative effect on the trading prices of our common stock as well as a dilutive effect.

We have issued and may continue to issue warrants, options, RSUs and PSUs at the current market price. As of December 31, 2018, we had outstanding options exercisable for 853,089 shares of common stock at a weighted average exercise price of C$8.37. As of December 31, 2018, we had outstanding warrants exercisable for 250,000 shares of common stock at an exercise price of $10.85. As of December 31, 2018, we had outstanding RSUs exercisable, when vested, for 202,707 shares of common stock at no cost. As of December 31, 2018, we had no remaining exercisable PSUs outstanding.

10.      TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our common shares in Canada is AST Trust Company (Canada) at its principal offices in Toronto, Ontario and the co-transfer agent and co-registrar for our common shares in the United States is Computershare Investor Services LLC at its offices in New York, New York.

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11.      MATERIAL CONTRACTS

For the fiscal year ended December 31, 2018, no material contracts have been terminated, entered into or assigned by us other than in the ordinary course of business.

12.      INTERESTS OF EXPERTS

Our auditors are PricewaterhouseCoopers LLP, PwC Tower, Suite 2600, 18 York Street, Toronto, Ontario, M5J 0B2.

PricewaterhouseCoopers LLP, our independent auditors, have audited our consolidated financial statements for the year ended December 31, 2018. As at the date hereof, PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario and the professional and regulatory requirements in the United States.

13.      ADDITIONAL INFORMATION

Additional financial information with respect to Hydrogenics, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in our management proxy circular in respect of our most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in our audited comparative consolidated financial statements and our management discussion and analysis for our most recently completed fiscal year.

You may access other information about us, including our disclosure documents, reports, statements or other information filed with the Canadian securities regulator authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

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APPENDIX A - AUDIT COMMITTEE CHARTER

A.       Purpose

The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants. The Audit Committee shall monitor (1) the integrity of the consolidated financial statements of the Company, (2) the Company’s compliance with legal and regulatory requirements, (3) the public accountants’ qualifications and independence, and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.

B.       Committee Membership

The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq Global Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Audit Committee shall serve until their successors are appointed.

The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above. Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

C.       Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants. The Audit Committee shall consult with management but shall not delegate these responsibilities. In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain and set and pay the compensation for special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Audit Committee shall have the ability to communicate directly with the public accountants and the Company’s internal auditor (if applicable).

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee’s own performance.

In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee. The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

•	Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•	Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report.

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•	Review and discuss with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•	Review and discuss with management and the public accountants, as applicable: (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative IFRS methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) prior to their release, earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•	Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•	Obtain and review a report from the public accountants at least annually regarding: (a) the public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•	Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the public accountants and taking into account the opinions of management.

•	Ensure the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

•	Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the public accountants but were passed (as immaterial or otherwise).

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•	Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•	Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•	Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

D.       Limitations of Audit Committee's Roles

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the public accountants.

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CORPORATE OFFICE
Hydrogenics Corporation
220 Admiral Blvd
Mississauga, Ontario
Canada L5T 2N6
TEL: (905) 361-3660
Fax: (905) 361-3626
www.hydrogenics.com